04015242

3/19

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46781 |

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 2004 DIVISION OF MARKET REGULATION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Deephaven Market Neutral Trading LP

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Cheshire Lane Suite 102
(No. and Street)

Minnetonka (City) MN (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Roesler (952) 249-5525
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

**CHECK ONE:**

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Deborah Roesler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Deephaven Market Neutral Trading LP, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Not applicable

Deborah Roesler
Signature

CFO
Title

Bonita Sarazin
Notary Public

BONITA SARAZIN
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Deephaven Market Neutral Trading LP
Year Ended December 31, 2003
With Report and Supplementary Report of Independent Auditors

Deephaven Market Neutral Trading LP

Financial Statements and Supplementary Information

Year Ended December 31, 2003

## Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

# Report of Independent Auditors

The Partners
Deephaven Market Neutral Trading LP

We have audited the accompanying statement of financial condition of Deephaven Market Neutral Trading LP as of December 31, 2003, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deephaven Market Neutral Trading LP at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 20, 2004

Deephaven Market Neutral Trading LP

Statement of Financial Condition

December 31, 2003

| | |
|---|---|
| **Assets** | |
| Due from clearing broker | $1,171,487 |
| Equity securities owned (cost $375,000) | 400,015 |
| Other assets | 15,000 |
| | $1,586,502 |
| | |
| **Liabilities and partners' capital** | |
| Equity securities sold, not yet purchased (proceeds $237,338) | $ 12,998 |
| Other liabilities | 21,900 |
| | 34,898 |
| | |
| Partners' capital: | |
| General Partner | – |
| Limited partners | 1,551,604 |
| Total partners' capital | 1,551,604 |
| | $1,586,502 |

*See accompanying notes.*

Deephaven Market Neutral Trading LP

Statement of Income

Year Ended December 31, 2003

| | |
|---|---|
| **Revenues** | |
| Net realized gains on trading activities | $27,022,324 |
| Net unrealized losses on trading activities | (24,504,033) |
| Interest | 1,068,278 |
| Dividends | 1,050,273 |
| Total revenues | 4,636,842 |
| | |
| **Expenses** | |
| Interest expense | 774,457 |
| Dividend expense | 433,834 |
| Administrative and other expenses | 344,400 |
| Total expenses | 1,552,691 |
| Net income | $ 3,084,151 |

*See accompanying notes.*

Deephaven Market Neutral Trading LP

Statement of Changes in Partners' Capital

| | General Partner | Limited Partners | Total |
|---|---|---|---|
| Balance at January 1, 2003 | $ – | $103,658,807 | $103,658,807 |
| Capital withdrawals | – | (105,191,354) | (105,191,354) |
| Net income | – | 3,084,151 | 3,084,151 |
| Balance at December 31, 2003 | $ – | $ 1,551,604 | $ 1,551,604 |

*See accompanying notes.*

# Deephaven Market Neutral Trading LP

## Statement of Cash Flows

Year Ended December 31, 2003

| | |
|---|---|
| **Operating activities** | |
| Net income | $ 3,084,151 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in assets and liabilities: | |
| Decrease in securities owned | 239,509,929 |
| Decrease in due from clearing broker | 102,750,179 |
| Decrease in accrued interest and dividends receivable | 299,840 |
| Decrease in other assets | 65,000 |
| Decrease in securities sold, not yet purchased | (280,259,982) |
| Decrease in accrued interest and dividends payable | (265,263) |
| Increase in other liabilities | 7,500 |
| Net cash provided by operating activities | 65,191,354 |
| | |
| **Investing activities** | |
| Decrease in loan receivable from affiliated fund | 40,000,000 |
| Net cash provided by investing activities | 40,000,000 |
| | |
| **Financing activities** | |
| Capital withdrawals | (105,191,354) |
| Net cash used in financing activities | (105,191,354) |
| | |
| Net change in cash | – |
| Cash at December 31, 2002 | – |
| Cash at December 31, 2003 | $ – |
| | |
| **Supplemental disclosure** | |
| Cash paid for interest | $ 900,767 |

*See accompanying notes.*

## 1. Organization of the Partnership

Deephaven Market Neutral Trading LP (the Partnership) was organized as an Illinois limited partnership and commenced operations in March 1994. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange (CSE). At December 31, 2003, Deephaven Domestic Convertible Trading Ltd. (Domestic Convertible), a B.V.I. Company, is the limited partner in the Partnership. The general partner of the Partnership is Deephaven Capital Management LLC (the General Partner).

## 2. Summary of Significant Accounting Policies

Securities transactions are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Securities owned and securities sold, not yet purchased, are carried at fair value, as determined by the General Partner, based on listed market prices or quotations received from market makers. The resulting unrealized gains and losses are reflected in revenues. Receivables and payables relating to trades pending settlement are netted in due from clearing broker in the statement of financial condition.

Federal income taxes are not provided by the Partnership because taxable income or loss of the Partnership is includable in the income tax returns of the partners.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The fair value of the Partnership's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments,* approximates the carrying amount presented in the statement of financial condition.

## 3. Limited Partnership Agreement and Related-Party Transactions

Profits and losses are allocated to the limited partners based upon profits and losses generated from securities transactions specifically allocated to each limited partner. The General Partner does not receive an allocation of profits or losses.

### 3. Limited Partnership Agreement and Related-Party Transactions (continued)

The General Partner does not receive a management fee or incentive allocation from the Partnership.

Certain personnel and administrative expenses of the General Partner related to activities of the Partnership are allocated to the Partnership. Such allocated expenses totaled $344,400 for the year ended December 31, 2003 and are included in administrative and other expenses in the statement of income.

The Partnership may borrow from or make loans to funds managed by the General Partner. The loans are payable on demand, as determined by the General Partner. The loans are unsecured and interest is charged at market rates. As of December 31, 2003, the Partnership did not have any loans receivable from affiliated funds. The Partnership earned interest income of $37,392 from such loans during 2003.

### 4. Agreements With Clearing Broker

The Partnership conducts business with one broker that is a member of the major securities exchanges for its trading activities. The clearing and depository operations of the Partnership's trading activities are performed by this broker pursuant to an agreement. The Partnership monitors the credit standing of such brokers and the market value of collateral and requests additional collateral as deemed appropriate.

Substantially all assets and liabilities of the Partnership reflected on the statement of financial condition are positions with and amounts due from this broker.

All equity securities owned have been pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

### 5. Net Capital Requirements

As a broker-dealer registered with the SEC, the Partnership is subject to the Commission's net capital rule (Rule 15c3-1). The rule requires the maintenance of minimum net capital equal to the greater of $100,000, or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Partnership had net capital of $1,519,653, which was $1,419,653 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.02 to 1.

**5. Net Capital Requirements (continued)**

Under the clearing arrangement with the broker, the Partnership is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2003, the Partnership was in compliance with all such requirements.

Advances to partners and other equity withdrawals are subject to certain notifications and other provisions of the net capital rules of the SEC and other regulatory bodies.

**6. Derivative Financial Instruments**

Derivatives are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Partnership uses derivative financial instruments including exchange-traded options contracts as part of its proprietary trading strategies and manages the market and credit risks as part of its overall risk management process. The Partnership records its derivative activities at market value, and unrealized gains and losses are recognized currently.

**7. Risk Management**

The Partnership is subject to market and credit risk associated with changes in the value of the underlying financial instruments as well as the loss of appreciation if a counterparty fails to perform. The General Partner takes an active role in managing and controlling the Partnership's market and counterparty risks and has established formal control procedures which are reviewed on an ongoing basis.

**Market Risk**

The General Partner monitors the risk parameters and expected volatility of individual positions and the Partnership's aggregate portfolio. Additionally, the General Partner seeks to control portfolio risks through selective and dynamic sizing of positions based on a regular evaluation of each investment's risk and reward characteristics. Regular mark-to-market portfolio monitoring helps the General Partner monitor the investments.

While the General Partner generally seeks to hedge certain portfolio risks in an effort to increase the proportion of the Partnership's return attributable to perceived high value-added risk exposures, the General Partner does not attempt to hedge all market or other risks inherent in the Partnership's positions.

### 7. Risk Management (continued)

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

### Credit Risk

The Partnership is exposed to loss on its financial instruments in the amount of the uncollected interest and value of the Partnership's contracts. The General Partner attempts to control credit risk exposure to trading counterparties and brokers through internal credit policies and monitoring procedures. The General Partner analyzes the credit risks associated with the Partnership's counterparties, intermediaries, and service providers.

# Supplementary Information

Deephaven Market Neutral Trading LP

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total partners' capital | | $1,551,604 |
| | | |
| **Deductions and/or charges** | | |
| Nonallowable assets: | | |
| Other assets | $15,000 | |
| Total deductions and/or charges | | (15,000) |
| Net capital before haircuts on securities positions | | 1,536,604 |
| | | |
| Haircuts on securities | | (16,951) |
| Net capital | | $1,519,653 |
| | | |
| **Computation of basic net capital requirement** | | |
| Net capital | | $1,519,653 |
| Net capital requirement ($100,000 minimum) | | (100,000) |
| Excess net capital | | $1,419,653 |

There were no material differences between the computation of net capital included in this report and the corresponding schedule included in the LP's unaudited December 31, 2003 Part IIA FOCUS filing.

Deephaven Market Neutral Trading LP

Computation for Determination of Reserve Requirements
for Broker-Dealers Under Rule 15c3-3

December 31, 2003

| | |
|---|---|
| **Credit balances** | |
| Free credit balances and other credit balances in customers' security accounts | $ – |
| Monies borrowed collateralized by securities carried for the accounts of customers | – |
| Monies payable against customers' securities loaned | – |
| Customers' securities failed to receive | – |
| Credit balances in firm accounts which are attributable to principal sales to customers | – |
| Market value of short securities and credits in all suspense accounts over seven business days | – |
| Other | – |
| Total credits | $ – |
| | |
| **Debit balances** | |
| Debit balances in customers' accounts | $ – |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | – |
| Failed to deliver of customers' securities not older than 30 calendar days | – |
| Margin required on deposit with the OCC for all option contracts written or purchased in customer accounts | – |
| Aggregate debit items | – |
| Less 3% | – |
| Total debits | $ – |
| Excess of total debits over total credits | $ – |
| | |
| Required deposit | None |

As of December 31, 2003 and for the year then ended, the Partnership did not transact business in securities with or for any customers and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reported.

# Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

# Supplementary Report of Independent Auditors on Internal Control

The Partners
Deephaven Market Neutral Trading LP

In planning and performing our audit of the financial statements and supplemental schedules of Deephaven Market Neutral Trading LP (the Partnership) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in either of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Chicago Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2004